Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 4 to the Registration Statement of Arowana Inc. (the “Company”) on Form S-1, File No. 333-199591, of our report dated October 24, 2014, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Arowana Inc. as of October 21, 2014 and for the period from October 1, 2014 (inception) through October 21, 2014, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY
January 20, 2015